# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Goosehead Insurance, Inc., CIK 0001726978
CUSIP: 38267D109
Title of class of securities: Class A Common Stock, $0.01 per share
Address of issuer's principal executive offices: 1500 SOLANA BLVD, BUILDING 4, SUITE 4500, Westlake, Texas (TX), 76262
Date of event which requires filing of this statement: 08/13/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001798849

## Reporting persons
- Durable Capital Partners LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 1,454,490; shared voting power 0; sole dispositive power 1,454,490; shared dispositive power 0; aggregate amount beneficially owned 1,454,490 (5.7% of the class)

## Item 1. Issuer
Name of issuer: Goosehead Insurance, Inc.
Address of issuer's principal executive offices: 1500 Solana Boulevard, Building 4, Suite 4500, Westlake TX 76262

## Item 2. Person Filing
Name of person filing: Durable Capital Partners LP
Address of principal business office or, if none, residence: 4747 Bethesda Avenue, Suite 1002, Bethesda, Maryland 20814
Citizenship: The Reporting Person is a limited partnership organized under the laws of the State of Delaware.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: The information required by this item with respect to the Reporting Person is set forth in Rows 5 through 9 and 11 of the cover page to this Schedule 13G. The ownership percentages reported are based on 25,350,955 outstanding Class A Common Stock, $0.01 per share (the "Shares") as of July 21, 2025, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on July 24, 2025. Durable Capital Master Fund LP directly holds 1,454,490 Shares. The Reporting Person, as the investment adviser to Durable Capital Master Fund LP, has sole power to direct the vote and disposition of the Shares. Durable Capital Partners GP LLC ("Durable GP") is the general partner of the Reporting Person, and Henry Ellenbogen is the chief investment officer of the Reporting Person and the managing member of Durable GP.
Percent of class: 5.7
Sole power to vote or to direct the vote: 1454490
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1454490
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See disclosure of relationships among parties under Item 4. The economic benefits of the Shares are shared based on agreements among the parties.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See control and Shares holding disclosure in Item 4.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to Julie Jack is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

## Signatures
- Durable Capital Partners LP: /s/ Julie Jack, Julie Jack, Authorized Person (08/20/2025)